File No. 82-34722

21 July 2004

LIBERTY INTERNATIONAL PLC

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2004

Contents:

Enquiries:
Liberty International PLC:

David Fischel	Chief Executive	+44 (0)20 7960 1207
Aidan Smith	Finance Director	+44 (0)20 7960 1210

Public relations:

UK:	Michael Sandler, Hudson Sandler	+44 (0)20 7796 4133
SA:	Matthew Gregorowski, College Hill Associates	+44 (0)20 7457 2020
	Nicholas Williams, College Hill Associates	+27 (0)11 447 3030

Background on Liberty International
Liberty International PLC is the UK's third largest listed property company and a constituent of the FTSE-100 Index of the UK's leading listed companies. Liberty International owns 100 per cent of Capital Shopping Centres ("CSC"), the premier UK regional shopping centre business, and Capital & Counties, a commercial and retail property investment and development company concentrating in Central London, South East England and California, USA.

This press release includes statements that are forward-looking in nature. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Liberty International PLC to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Any information contained in this press release on the price at which shares or other securities in Liberty International PLC have been bought or sold in the past, or on the yield on such shares or other securities, should not be relied upon as a guide to future performance.

LIBERTY INTERNATIONAL PLC

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2004 - HIGHLIGHTS

Donald Gordon, Chairman of Liberty International, commented:

"The first half of 2004 saw a continuation of Liberty International's strong performance of recent years. Profit before taxation amounted to £67.2 million, with an underlying 14.8 per cent increase excluding exceptional profits. Net asset value per share* increased 6 per cent to 961p, providing a total combined return of 7.5 per cent for the six month period.

Reflecting the weight of investor demand in the direct property market, our overall investment property revaluation surplus for the first half year amounted to £166 million. £108 million came from UK regional shopping centres and the balance of £58 million from the group's other retail and commercial assets in the UK and USA.

On 30 June 2004, total property assets amounted to over £5.2 billion and shareholders' funds have passed the £3 billion mark. Regional shopping centres amount to 81 per cent by market value of aggregate investment properties with retail property overall amounting to 91 per cent. Our strategy of focussing on large scale premium assets of the highest quality and scarcity value, while maintaining at all times a strong financial position, should provide shareholders with considerable confidence in the long-term sustainability of our highly successful business.

For the immediate future, our revenue growth prospects are underpinned by the forthcoming cycle of five year rent reviews which specifically involves our three largest regional shopping centres, Braehead, Glasgow, in the last quarter of 2004, Lakeside, Thurrock, in 2005 and MetroCentre, Gateshead, in 2006, where in each case we expect major recent initiatives to produce very positive rental growth.

Our substantial development programme positions Liberty International to continue our long-term track record of measured growth. Some £280 million of committed project expenditure remains to be spent, primarily on the Red Mall at MetroCentre and Chapelfield Shopping Centre, Norwich, where lettings are in both cases well advanced. In addition, potential but as yet uncommitted projects amount in aggregate to around a further £1 billion."

21 July 2004
(* diluted, adjusted, as described in Financial Highlights)

DIVIDENDS

The Directors of Liberty International PLC have announced an increased interim ordinary dividend per share of 12.4p (2003 – 11.75p).

The following are the salient dates for the payment of the interim dividend:

4 August 2004	Sterling/Rand exchange rate struck.
16 August 2004	Ordinary shares listed ex-dividend on the JSE Securities Exchange South Africa.
18 August 2004	Ordinary shares listed ex-dividend on the London Stock Exchange.
20 August 2004	Record date for interim dividend in London and Johannesburg.
7 September 2004	**Dividend payment day for shareholders**
	(Note: Payment to ADR holders will be made on 17 September 2004).

South African shareholders should note that, in accordance with the requirements of STRATE, the last day to trade cum-dividend will be 13 August 2004 and that no dematerialisation or rematerialisation of shares will be possible from 16 August to 20 August inclusive.

No transfers between the UK and South African registers may take place from 4 August to 20 August inclusive.

Financial highlights for the six months ended 30 June 2004

	Increase on 31 December 2003	As at 30 June 2004 Unaudited		As at 31 December 2003 Audited
Total property assets (including investments and trading properties)	4.2%	£5,212m		£5,005m
Shareholders' funds	6.7%	£3,051m		£2,859m **
Net debt (including joint ventures)	1.4%	£1,944m		£1,917m
Net assets per share (diluted)	6.1%	941p		887p
Net assets per share (diluted, adjusted*)	6.1%	961p		906p
Diluted number of shares (for NAV)		352.1m		351.7m**

	Increase on six months ended 30 June 2003	Six months ended 30 June 2004 Unaudited	Six months ended 30 June 2003 Unaudited	Year ended 31 December 2003 Audited
Group operating profit including joint ventures	6.0%	£125.4m	£118.3m	£235.9m
Profit before tax including exceptional items	7.2%	£67.2m	£62.7m	£110.0m
Net exceptional profits		£6.1m	£9.5m	£5.8m
Profit before tax and exceptionals	14.8%	£61.1m	£53.2m	£104.2m
Earnings per share before exceptionals (adjusted*)	5.5%	14.77p	14.00p	27.45p
Earnings per share (unadjusted)	4.4%	15.80p	15.13p	26.25p
Dividends per ordinary share	5.5%	12.40p	11.75p	25.00p
Weighted average number of shares (for EPS)		316.8m	306.7m	306.9m

* Adjusted for deferred tax relating to capital allowances (see note 13). Unless otherwise stated, references to earnings per share are to earnings per share before exceptional items (adjusted); and references to net assets per share are to net assets per share (diluted, adjusted).

** restated in accordance with UITF38 Accounting for ESOP Trusts – see Note 1

Revaluation surplus on completed investment properties for the six months ended 30 June 2004

	Market value as at 30 June 2004 Unaudited £m	Revaluation Surplus Unaudited £m	Revaluation Surplus
UK regional shopping centres	3,901	108	2.9%
US regional shopping centres and other retail	154	10	6.7%
Central London	348	19	6.0%
Business space outside London	203	15	7.8%
Retail outside London	168	14	9.3%
US other commercial	36	-	-
Completed investment properties	4,810	166	3.6%

SUMMARY OF INVESTMENT PROPERTY VALUATIONS

	30 June 2004					31 December 2003		
	True equivalent yield[1]		Market value	Revaluation surplus/ (deficit)		Market value	True equivalent yield[1]	
	%	%	£m	£m		£m	%	%
Lakeside, Thurrock	5.42	(5.45)	1,033.8	38.1	3.8%	990.5	5.58	(5.61)
MetroCentre, Gateshead	5.43	(5.73)	781.9	17.6	2.3%	763.0	5.59	(5.90)
Braehead, Glasgow	5.90	(5.96)	549.0	9.4	1.7%	533.5	6.01	(6.07)
Other M25 Centres	5.66	(5.98)	864.1	20.8	2.5%	842.0	5.78	(6.09)
Other Centres	6.14	(6.42)	570.5	19.5	3.5%	550.8	6.34	(6.62)
Other properties	7.20	(7.59)	101.7	2.8	2.8%	98.7	7.39	(7.77)
UK regional shopping centres	5.70	(5.89)	3,901.0	108.2	2.9%	3,778.5	5.83	(6.03)
US regional shopping centres and other retail			153.8	9.7	6.7%	164.8		
UK other commercial properties:								
Central London	7.12	(7.45)	347.8	19.7	6.0%	327.1	7.88	(8.33)
Business space outside London	7.48	(7.90)	203.4	14.7	7.8%	204.6	8.35	(8.85)
Retail outside London	7.10	(7.35)	167.7	14.2	9.3%	131.6	7.64	(7.90)
US other commercial properties			36.0	(0.2)	(0.6)%	36.4		
			4,809.7	166.3		4,643.0		
UK regional shopping centre developments			125.8			104.6		
Other developments			22.1			20.3		
Total investment properties			4,957.6			4,767.9		
Held through joint ventures			(149.3) [2]			(142.7) [2]		
Group investment properties			4,808.3			4,625.2		

(1) True equivalent yield used in valuations represents the theoretical yield to a purchaser after taking account of the associated acquisition costs. The figure in brackets represents the yield earned by Liberty International shareholders on the asset which would be foregone if the asset were to be sold at the market value. Equivalent yield is the yield assuming all future reversions are reviewed to the discounted estimated rental value. Nominal yields are calculated on the assumption that rent is receivable annually in arrears. Leases generally provide for rent to be paid quarterly in advance. True equivalent yield reflects the value attributable to this advance receipt of income.

(2) Includes £128.5 million regional shopping centres and £20.8 million other commercial properties (31 December 2003 £122.8 million and £19.9 million respectively)

SUMMARY OF CAPITAL & COUNTIES COMPLETED INVESTMENT PROPERTY VALUATIONS

	Six months ended 30 June 2004					Year ended 31 December 2003	
	Number of properties	Net property income £m	Market value £m	Revaluation surplus £m		Net property income £m	Market value £m
Central London	18	12.8	347.8	19.7	6.0%	24.6	327.1
Business space outside London	14	6.5	203.4	14.7	7.8%	14.1	204.6
Retail outside London	7	5.0	167.7	14.2	9.3%	8.5	131.6
Total United Kingdom investment properties	39	24.3	718.9	48.6	7.3%	47.2	663.3
United States [(1)]	8	7.8	189.8	9.5	5.3%	15.8	201.2
Total completed investment properties	47	32.1	908.7	58.1	6.8%	63.0	864.5

(1) Includes £0.5 million net property income and £9.1 million market value (year ended 31 December 2003 - £1.6 million and £9.8 million respectively) in respect of properties owned through joint ventures.

Properties by use:	30 June 2004			31 December 2003		
	Retail £m	Offices £m	Total £m	Retail £m	Offices £m	Total £m
Central London	145.3	202.5	347.8	128.0	199.1	327.1
Business space outside London	-	203.4	203.4	21.1	183.5	204.6
Retail outside London	167.7	-	167.7	131.6	-	131.6
Total United Kingdom investment properties	313.0	405.9	718.9	280.7	382.6	663.3
United States	153.8	36.0	189.8	164.8	36.4	201.2
Total completed investment properties	466.8	441.9	908.7	445.5	419.0	864.5
Developments	-	22.1	22.1	-	20.3	20.3
Total investment properties	466.8	464.0	930.8	445.5	439.3	884.8
Held through joint ventures	-	(20.8)	(20.8)	-	(19.9)	(19.9)
Group investment properties	466.8	443.2	910.0	445.5	419.4	864.9

Chairman's Statement – 2004 Interim Results

Introduction

The first half of 2004 saw a continuation of Liberty International's strong performance of recent years -

- profit before taxation including exceptional items increased by 7.2 per cent from £62.7 million to £67.2 million. Excluding the exceptional profits of £6.1 million (30 June 2003 - £9.5 million), the underlying increase amounted to 14.8 per cent

- net asset value per share increased, after the proposed 12.4p interim dividend, from 906p to 961p, a 6 per cent increase, providing a total combined return, including the dividend, of 7.5 per cent for the six month period

- overall investment property revaluation surplus of £166 million with £108 million from the group's UK regional shopping centres, £48 million from the retail and commercial business of Capital & Counties in the UK and £10 million from the predominantly retail assets in the USA. In addition, the group's other property-related investments recorded a £14 million revaluation surplus

- direct property and property related investments increased from £5.0 billion to £5.2 billion, with shareholders' funds now exceeding the £3 billion mark at £3.05 billion

- further strengthening of the group's financial position, with the debt to assets ratio reduced from 39 per cent at 31 December 2003 to 38 per cent at 30 June 2004 and interest cover for the six months to 30 June 2004 improved to 1.95 times compared with 1.8 for 2003.

Highlights of the six month period include

- the effective completion of the widely acclaimed £30 million modernisation and refurbishment of Lakeside, Thurrock, on time and to budget

- investment property disposals of £28 million, notably the successful sale of Ghirardelli Square, San Francisco, which produced the bulk of the £6.1 million exceptional profit

- a substantial trading profit of £6.8 million on the sale of 11 acres at Braehead for residential development, and the acquisition on attractive terms of a strategically located 36 acres in the Braehead complex

- lettings well advanced on the £85 million Red Mall at MetroCentre, Gateshead, scheduled to be launched in October 2004, and the £275 million Chapelfield Shopping Centre, Norwich, expected to open in Autumn 2005. Expenditure in the period of £26 million on the committed development programme, with estimated costs to completion of £280 million, most of which is payable in late 2005 when the Norwich project is delivered

- progress as detailed below on the extensive potential but as yet uncommitted development programme. This includes an estimated £850 million expenditure by Capital Shopping Centres ("CSC") to strengthen existing centres such as Braehead, Glasgow; The Harlequin, Watford, and Eldon Square, Newcastle, together with the new projects at Cardiff and Oxford. The programme also includes an estimated £150 million expenditure

by Capital & Counties, primarily on 190, Strand, London WC2, and King's Reach, Southwark, London SE1.

Financial markets

The predominant influence on financial markets in the period was investor perception of a changing interest rate cycle as central bankers' monetary stance became less accommodating. Interest rates therefore began to rise around the world, confirming the approach we have adopted, as set out in the accompanying Financial Review, of substantially fixing our interest rate exposure. UK base rate rose steadily from 3.75 per cent to 4.5 per cent and the US Federal Funds target rate eventually increased on 30 June from 1.00 per cent to 1.25 per cent. The stock market recovery of 2003 consequently stalled with the FTSE-100 down 0.3 per cent and the US Dow Jones index down 0.2 per cent in the first half of 2004, with further falls since 30 June 2004.

Investment property has paradoxically been a beneficiary to date as institutional investors, given the unattractive outlook for fixed interest rate securities, have significantly upweighted their property allocations. The impact of this can be seen in the half year valuations of Liberty International where the weight of investment demand has reduced yields and thereby increased capital values for virtually all classes of investment property. Total returns according to the Investment Property Databank ('IPD') UK Monthly Index for the six months to the end of June 2004 amounted to 8.6 per cent for All-Property. Retail (not directly comparable to CSC's prime regional centres) continued to outperform at 9.8 per cent while offices produced 5.9 per cent, including a small element of capital growth after a two and a half year period of falling capital values between July 2001 and January 2004.

Given the favourable fundamentals, UK property shares continued to attract investor interest, with the FTSE-350 Real Estate index rising 13.1 per cent in the six month period. Liberty International shares increased by 11.5 per cent from 682.5p per share to 761p at 30 June 2004, and have continued to rise since then reaching an all-time closing price high of 795p on 19 July 2004.

Market values and net asset value per Liberty International share as at 30 June 2004

By market value, regional shopping centres constitute 81 per cent of our aggregate investment properties and retail property overall represents 91 per cent.

Regional shopping centre valuations of CSC increased from £3,778 million to £3,901 million after additions of £14 million and a revaluation surplus of £108 million (2.9 per cent). Although the major part of the valuation increase resulted from an average downward movement in equivalent yields of 13 basis points from 5.83 per cent to 5.70 per cent, we also achieved increases in headline rents at a number of our centres during the first six months of 2004. In most cases, however, these new levels of headline rent need to be substantiated by further lettings before they can be reflected in market values.

The valuation of our flagship asset, Lakeside, Thurrock, passed the £1 billion mark, increasing from £990 million to £1,034 million, with potential for further significant improvements when the refurbishment and modernisation expenditure is reflected in higher rental levels at the forthcoming 2005 rent review cycle, during which time 85 units amounting to over 50 per cent of Lakeside rental income are reviewed, mostly in the third quarter of the year.

The market value of Capital & Counties' retail and commercial investment properties in the UK amounted to £719 million at 30 June 2004. After allowing for capital expenditure, valuations in the UK rose by 7.3 per cent compared with 31 December 2003, reflecting the

current strength of the investment market and underlining the conservative approach to valuation at the end of 2003 when office market recovery was not so clear. The portfolio average equivalent yield at 7.2 per cent remains conservative and attractive.

In the USA, market values rose 5.3 per cent, after allowing for costs, to £190 million ($344 million).

Shareholders of Liberty International should appreciate that, because they are holding their investment indirectly through shares in a listed property company, their shares would on disposal be acquired by a purchaser who would effectively only be paying 0.5 per cent stamp duty plus brokerage on the share transaction, rather than the full purchasers' costs (primarily 4 per cent stamp duty land tax where applicable and normal transfer costs including professional fees averaging around a further 1.2 per cent) of replacing the assets individually in the property market. These notional purchasers' costs amounted to £156 million in aggregate at 30 June 2004, and, if added back, would increase the net asset value per Liberty International share by 44p. However, the market values reported at 30 June 2004, as was the case with those reported at 30 June and 31 December 2003, subtracted these notional purchasers' costs, in line with the RICS Appraisal and Valuation Standards which became mandatory from 1 May 2003.

Two other factors are not reflected in the reported 961p net asset value per share at 30 June 2004. First, the contingent tax liability for chargeable gains on Liberty International's investment properties is calculated at £474 million, equivalent to 135p per share. However, this figure should be substantially discounted to take account of the likely timescale to any disposal and the benefit from future inflation-linked indexation allowances. Secondly, the fair value adjustment of marking debt and financial instruments to market value amounted, after allowance for tax relief, to a negative 27p per share, a considerable improvement on the negative 38p reported at 31 December 2003. The redemption yield on the most relevant benchmark, the 10 year UK Government stock, amounted to around 5.10 per cent at 30 June 2004 and the mark-to-market adjustment would in fact become positive with a rise in excess of 75 basis points from that level.

Dividends

The Directors have approved an interim ordinary dividend of 12.4p per share (2003 – 11.75p per share) payable on 7 September 2004. The increase of 5.5 per cent is in line with our policy of progressive dividend growth and an interim dividend amounting to approximately half the previous year's annual dividend, in this case 25.0p per share in 2003.

UK regional shopping centres

Our strategy at CSC continues to focus on large scale assets of the highest quality which have scarcity value and are irreplaceable, particularly in the restrictive UK planning environment. According to a recent independent survey, six of our nine completed regional centres rank in the UK's top eighteen with three in the top ten. We have excellent geographic diversity across the UK with a large presence not only in the area around London, where we have four major centres, but also in other leading UK cities such as Glasgow, Newcastle and Nottingham. These shopping centres have many attractive investment characteristics, including a high degree of stability, a steady profile of income growth and considerable reversionary income potential reflecting the lag factor embedded within the five year rent review cycle contained in most of our leases.

The quality of CSC's regional shopping centre business has been demonstrated in the six month period by a further increase in market valuations, continued retailer demand reflected in low vacancy levels and indications of rising headline rental levels. Through our active

management approach to tenant mix, we have made 31 tenancy changes, producing additional annual rental income of some £0.5 million, and continue to have a negligible level of voids, 18 units out of a total of 1,418 units at the half year.

Net property investment income including joint ventures has increased by £1.4 million during the period to £90.7 million, with a like-for-like increase of 1.1 per cent, which was in line with expectations in a year when a relatively small proportion of CSC's income benefited from the rent review cycles at the completed centres. Like-for-like net property income over the next few years should benefit strongly from major forthcoming rent review cycles, starting with Braehead, Glasgow, in the last quarter of this year, Lakeside, Thurrock, in 2005 and MetroCentre, Gateshead, in 2006.

Generally the first half of this year has provided a favourable trading climate for retailers with the Office of National Statistics reporting surprisingly strong non-food sales growth of 4.2 per cent for the year to the end of May 2004 (6.4 per cent for the five months from January to May 2004). Our centres have traded positively and, given their high quality and based on past experience, should prove resilient to any slowdown in consumer spending, which is anticipated by some commentators on the assumption that interest rates continue to rise and the residential property market slows.

Development activities at existing shopping centres

An important part of our overall development programme is focussed on strengthening and expanding our existing prime regional locations.

At Lakeside, Thurrock, the refurbishment and modernisation works which started on site in January 2003 were completed on programme at the beginning of July this year. The project has included the installation of new faster lifts and additional escalators, new floors and ceilings and improved customer facilities. The revitalised Lakeside, launched with a ceremony on site on 7 July, has received wide acclaim from shoppers and retailers. These improvements have already resulted in many retailers refitting their shops or planning to refit this year and an increase in demand from retailers who do not have a presence in the centre or existing retailers wishing to expand; an example of the latter is Next Plc, where the size of their store is to be increased by 18,600 sq.ft. to 63,000 sq.ft.

The redevelopment to expand MetroCentre, Gateshead, to provide a new department store for Debenhams, 28 additional shop units, an 1,100 space car park and a new bus station, at a cost of £85 million, is well advanced to open on programme and to budget at the beginning of October this year. This project, which restores MetroCentre's position as Europe's largest covered shopping centre at 1.8 million sq.ft., will add significantly to the retail offer on both trading levels. Lettings have been completed to an excellent selection of retailers including Debenhams, Zara, Hennes, River Island, French Connection and New Look. Nearly all the space, representing around 95 per cent of expected annual rental income, is now exchanged or under offer.

At Braehead, Glasgow, the Phase 2 development, comprising some 165 acres of land remaining after the acquisition and disposal referred to below, is now gathering pace. We have made considerable progress on the proposed 460,000 sq.ft. Xscape leisure scheme, a joint venture with Capital & Regional plc, which will include an indoor ski-slope, cinema, bowling, restaurants, cafes and speciality retail. Construction is due to commence on site later this year. The other main components in the Phase 2 development are residential and business space. We concluded the sale of 11 acres for residential development recording a substantial trading profit of £6.8 million, and have recently purchased a further 36 acres strategically located in relation to our pre-existing Braehead land holding.

We have continued to make progress at Eldon Square, Newcastle, with three separate projects, for which planning consent has been granted, to significantly expand and renovate the centre. In total, the schemes amount to 468,000 sq.ft. of retail space including a 175,000 sq.ft. department store, creating net additional retail space of 318,000 sq.ft. When all three projects have been implemented, Eldon Square will provide close to 1.25 million sq.ft. of space, ranking it amongst the UK's largest city-centre regional shopping centres. The proposals, which involve our two partners, the City of Newcastle and Shell Pension Trust, include restructuring the headlease from the City of Newcastle and potentially increasing CSC's percentage participation.

In Watford, we have completed a preliminary agreement with Watford Borough Council with the intention that CSC will enter into a development agreement for a mixed-use scheme of up to 700,000 sq.ft., the scale of which would substantially raise Watford as a destination in the regional retail hierarchy. The project will include Charter Place, an older 1970's shopping centre owned by the Council which adjoins our major well-established 724,000 sq.ft. regional centre, The Harlequin, and other High Street properties we already own. A planning brief for the area is well advanced and is expected to be completed by the year end.

At Victoria Centre, Nottingham, our plans to undertake a remodelling of part of the centre, which will create an additional 18,000 sq.ft. of prime retail space, are well advanced and we expect to make a start on site next year.

At The Glades, Bromley, we recently purchased properties in the High Street adjoining the main entrance to the centre and are finalising development plans to incorporate these properties into The Glades to provide some 38,000 sq.ft. of new retail space.

Progress on new projects

The 510,000 sq.ft. Chapelfield shopping centre, Norwich, where CSC will become the owner on completion, continues to be progressed by the developer, Lend Lease Europe, to achieve completion on programme in Autumn 2005. Lend Lease have reported that 88 per cent of the space is now either let, under offer or with terms agreed, representing 83 per cent of anticipated income. Chapelfield, anchored by House of Fraser, continues to receive strong retail interest, with an excellent line-up of retailers being secured.

The St David's Partnership, a joint venture with Land Securities, announced during the half year that the John Lewis Partnership would anchor with a new department store the retail-led mixed-use extension to the existing St David's Shopping Centre, Cardiff, amounting to a further 750,000 sq.ft. of retail space. This substantial project will also rank on completion as one of the UK's largest city-centre regional shopping centres.

At Oxford, we are finalising a masterplanning exercise to expand and upgrade the Westgate Centre, a joint venture with LaSalle Investment Management, where the proposals also include a department store for the John Lewis Partnership. While the planning process is proving lengthy, we are confident that the significant benefits of the project to Oxford, particularly through its regeneration impact on the Western part of the city, are now increasingly recognised. Oxford contains a high-spending shopping population, with many residents at present often travelling elsewhere to satisfy shopping needs, and has an undeniable high level of demand from retailers for appropriate floor space.

Capital & Counties

UK

Good performance has resumed at the company's UK investment properties which provided an attractive total return of 10.3 per cent for the half year to June, even though like-for-like rental income declined marginally by 1.2 per cent reflecting difficult conditions in office letting markets. We continue to retain a strong belief in the merits of multi-let mixed-use assets in the attractive and energetic locations of London's West End and Mid-Town with their restrictive planning characteristics. We have the opportunity and ability to create value by constant improvement of the office environment; important as the smaller office tenants typical of the West End increasingly demand a better quality of space. Greater volatility of the performance of the office element is counterbalanced by exposure to prime Central London retail, a sector which the group would otherwise be unable to access.

Central London Offices

The first half of 2004 has been encouraging with a noticeable and steady recovery in demand and take-up of space. However, whilst the level of enquiries has increased, tenants are still seeking value and rental levels, though improving, need to remain competitive. The West End and Mid-Town vacancy rate has fallen to 1.6 per cent at 30 June 2004 from 2.4 per cent reported at 31 December 2003.

We have been active in refurbishing space this year and it is this space which is attracting tenant interest. In March 2004, we completed the refurbishment and part new-build of 4,610 sq.ft. within 52 Jermyn Street, London W1. This space has been well received in the market and after competitive interest from prospective tenants, terms are agreed for a letting of part in excess of £40 per sq.ft. In Piccadilly, London W1, we are starting further comprehensive refurbishment of 10,750 sq.ft. in various suites to provide comfort-cooled, open-plan office accommodation.

Business space outside London

Market conditions remain highly challenging, particularly West of London. We have however made positive letting progress in the half year.

Solicitors are instructed on lettings of half of the remaining 28,000 sq.ft. available at our development in Uxbridge, Capital Court. We have successfully completed the letting of the remaining vacant space at the 48,000 sq.ft. CPC1 in Capital Park, Cambridge. The final letting achieved a rent of £17.75 per sq.ft., a strong level for the Cambridge out-of-town market. We will now look at pre-letting opportunities for the remaining 40,000 sq.ft. building available to be developed.

We have recently completed the refurbishment of 13,400 sq.ft. of accommodation at St Martins Place, Slough, which, together with refurbished offices at Capital Place, Bath Road, 14,700 sq.ft. in total, is now being actively marketed. 36,000 sq.ft. of offices at Port Solent, Hampshire are to be fully refurbished including the installation of air conditioning and we are in advanced discussions for a pre-letting of this space.

Market activity

The most significant transaction in the period was the £11.9 million acquisition for the trading portfolio of 67-75 Kingsway, London WC2, a prominent office and retail property of 24,300 sq.ft., fully income producing and with an initial yield of 7.9 per cent. We also purchased a

30,000 sq.ft. retail store in a West of London location where substantial regeneration is expected.

Development opportunities

We continue to make progress towards the submission of planning applications for the two major development projects at 190, Strand, London WC2, and King's Reach, South Bank, London SE1 where existing tenancies expire in 2007. At the former, our architects have drawn up an exciting scheme for redevelopment which is currently under discussion with Westminster City Council. At King's Reach, significant progress is now being made on the planning front and we hope to submit an application by the end of the year.

Together these two schemes could deliver a total of 600,000 sq.ft. of new and refurbished office space during the period 2009-2010.

New Star Property Unit Trust

We are commercial property advisers and managers to the New Star Property Trust, an authorised property unit trust, which through strong cash inflows has now grown in size to over £200 million. The group's holding in the fund at 30 June 2004 amounted to £29 million after partial realisation of the original £50 million investment, which has provided an excellent income flow and a significant capital profit.

Capital Enterprise Centres

Three centres providing managed workspace on flexible lease terms are now complete and in various stages of letting. The 38,000 sq.ft. development at Chelmsford is now fully let and expansion space is being sought. The 40,000 sq.ft. development at Harlow completed in May 2004 and has been letting encouragingly. The 66,000 sq.ft. property at Kings Hill, Kent is undergoing rolling refurbishment as possession is taken of successive areas. The 30 June 2004 valuation of these assets produced an attractive uplift.

The 57,000 sq.ft. Croydon development will complete by the year end. A number of other potential schemes are being evaluated as we look to expand this joint venture as the concept is successfully proven.

USA

Good progress was made in the US. The most significant event was the sale for $45 million of the speciality shopping centre, Ghirardelli Square, just before the end of the half year, producing an exceptional profit of $10.2 million. We expect to reinvest the proceeds of this disposal locally during the second half of 2004.

Retail remains in excess of 80 per cent by value of our US assets. At the Serramonte Center, Phase II of the exterior remodelling is progressing well and we are seeking a 'signature' tenant for this new area. Potential enhancement and enlargement of the West Mall are now under consideration.

Progress on tax transparent property vehicles

During the period, the Government produced a consultation paper on tax transparent property vehicles, generally referred to as Real Estate Investment Trusts ('REITS'). The property industry has submitted its response to this paper, strongly favouring a vehicle with a minimum of unnecessary restrictions and regulations in areas such as development and gearing where the stockmarket is likely to impose its own preferences and disciplines. We

have submitted our own response, generally supporting the industry position but additionally focussing on two key issues, the tax position of non-resident investors and the level of conversion charge (if any) to become a REIT. While it is premature at this stage to predict whether adopting a REIT structure, which at the earliest could be available in 2005, would be beneficial for Liberty International shareholders, Liberty International would undoubtedly represent an attractive candidate given its size and specialism in the dynamic sector of large scale, high quality retail property.

Prospects

Our overriding objective continues to be to deliver attractive long-term real returns to shareholders through the combination of a growing income stream and capital appreciation. The performance in the first six months of 2004, with a total return of 7.5 per cent in terms of dividend and increase in net assets per share, has added to our consistent record in this respect since Liberty International's formation in 1980.

Our substantial development programme positions Liberty International to continue our track record of growth over the last decade, not only by strengthening existing established regional shopping centre locations such as Watford and Newcastle city centre but also by generating high potential new income streams from attractive long-term projects such as Norwich, Cardiff and Oxford.

For the immediate future, our revenue growth prospects are underpinned by the forthcoming rent review cycle which predominantly involves our three largest assets, Braehead in the last quarter of 2004, Lakeside in 2005 and MetroCentre in 2006, where in each case we expect major recent initiatives to produce a very positive outcome.

While property is a cyclical business, our strategy of focussing on large scale assets of the highest quality and scarcity value, while maintaining at all times a strong financial position, should provide shareholders with considerable confidence in the sustainability of our successful business and our corporate adaptability to fluctuating economic conditions.

Donald Gordon
Chairman
21 July 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the six months ended 30 June 2004

	Notes	Six months ended 30 June 2004 Unaudited £m	Six months ended 30 June 2003 Unaudited £m	Year ended 31 December 2003 Audited £m
Turnover, including share of joint ventures		196.1	183.8	371.2
Less: Share of joint ventures	6	(3.9)	(7.4)	(9.1)
Group turnover	2	192.2	176.4	362.1
Property investment income:				
Rents receivable		147.2	144.1	290.3
Service charge and other income		24.0	23.7	55.6
		171.2	167.8	345.9
Rents payable		(15.0)	(16.0)	(30.3)
Property outgoings		(37.2)	(34.1)	(78.3)
Net property investment income		119.0	117.7	237.3
Property trading		8.5	2.4	4.5
Investment and other income		5.8	6.1	10.8
		133.3	126.2	252.6
Administrative expenses		(11.7)	(12.0)	(24.8)
Group operating profit	2	121.6	114.2	227.8
Share of operating profit of joint ventures	6	3.8	4.1	8.1
Operating profit including joint ventures		125.4	118.3	235.9
Exceptional profit/(loss) on disposal of fixed assets and subsidiaries	3	6.2	(0.5)	1.0
Profit before interest and taxation		131.6	117.8	236.9
Net interest payable – recurring	4	(64.3)	(65.1)	(131.7)
Net interest (payable)/receivable – exceptional	4	(0.1)	10.0	4.8
Profit on ordinary activities before taxation		67.2	62.7	110.0
Taxation on profit on exceptional items		(0.2)	(3.2)	(1.6)
Deferred taxation on profit on ordinary activities		(2.8)	(2.8)	(7.9)
Other taxation on profit on ordinary items		(14.2)	(10.3)	(19.9)
Profit on ordinary activities after taxation		50.0	46.4	80.6
Ordinary dividends – paid and proposed		(39.3)	(35.9)	(77.7)
Transfer to retained profit		10.7	10.5	2.9
Dividends per ordinary share		12.40p	11.75p	25.00p
Earnings per share before exceptional items (adjusted)	13	14.77p	14.00p	27.45p
Earnings per share (basic)	13	15.80p	15.13p	26.25p
Earnings per share (diluted)	13	15.56p	14.81p	25.79p

CONSOLIDATED BALANCE SHEET
As at 30 June 2004

	Notes	As at 30 June 2004 Unaudited £m	As at 31 December 2003 Restated £m	As at 30 June 2003 Restated £m
Fixed assets:				
UK shopping centres		**3,898.3**	3,760.3	3,572.2
Other retail investment properties		**466.8**	445.5	410.4
Other investment properties		**443.2**	419.4	442.3
	5	**4,808.3**	4,625.2	4,424.9
Investment in joint ventures:				
Share of properties	6	**149.8**	143.2	138.4
Share of other assets	6	**4.8**	4.8	4.2
Share of gross liabilities	6	**(75.5)**	(73.9)	(69.3)
		79.1	74.1	73.3
Other tangible assets		**1.0**	0.7	0.8
Investments	7	**162.6**	161.2	178.9
		5,051.0	4,861.2	4,677.9
Current assets:				
Trading properties	8	**91.1**	75.0	67.5
Debtors		**87.4**	68.2	61.6
Other short–term investments		**-**	-	1.3
Cash and near cash investments		**162.9**	197.3	56.2
		341.4	340.5	186.6
Creditors: amounts falling due within one year	9	**(263.0)**	(220.8)	(206.6)
Net current assets/(liabilities)		**78.4**	119.7	(20.0)
Total assets less current liabilities		**5,129.4**	4,980.9	4,657.9
Creditors: amounts falling due after more than one year				
Loans	10	**(1,754.0)**	(1,803.2)	(1,847.8)
Convertible debt		**(234.6)**	(233.9)	(63.6)
Other creditors		**(0.4)**	(0.6)	(1.0)
		(1,989.0)	(2,037.7)	(1,912.4)
Provisions for liabilities and charges	12	**(89.4)**	(83.8)	(81.1)
Net assets		**3,051.0**	2,859.4	2,664.4
Capital and reserves:				
Called up ordinary share capital and reserves		**3,051.0**	2,859.4	2,664.4
Net assets per share (basic)	13	**962p**	903p	868p
Net assets per share (diluted)	13	**941p**	887p	846p
Net assets per share (basic, adjusted)	13	**984p**	924p	889p
Net assets per share (diluted, adjusted)	13	**961p**	906p	866p

STATEMENT OF GROUP TOTAL RECOGNISED GAINS AND LOSSES AND RECONCILIATION OF RESERVES

	Six months ended 30 June 2004 Unaudited £m	Six months ended 30 June 2003 Unaudited £m	Year ended 31 December 2003 Audited £m
Statement of group total recognised gains and losses			
Profit for the period	**50.0**	46.4	80.6
Increase/(decrease) in valuation of investment properties (note 5)	**161.3**	(7.0)	143.4
Group's share of increase in valuation of investment properties of joint ventures (note 6)	**5.0**	2.1	5.2
Unrealised surplus on other fixed asset investments	**13.8**	5.8	9.0
Current tax relating to realisation of gains recognised in prior periods	**(0.3)**	-	(0.4)
Exchange adjustments offset in reserves and other movements	**(1.5)**	(1.1)	(0.6)
Total recognised gains for the period	**228.3**	46.2	237.2

	Six months ended 30 June 2004 Unaudited £m	Six months ended 30 June 2003 Restated £m	Year ended 31 December 2003 Restated £m
Reconciliation of movements in group shareholders' funds			
Opening shareholders' funds as previously stated	**2,886.2**	2,683.5	2,683.5
Prior year adjustment (note 1)	**(26.8)**	(28.4)	(28.4)
Opening shareholders' funds (restated)	**2,859.4**	2,655.1	2,655.1
Recognised gains and losses for the period	**228.3**	46.2	237.2
Bond conversions	-	-	44.7
Dividends	**(39.3)**	(35.9)	(77.7)
Issue of shares, including from ESOP (note 1)	**3.8**	4.6	5.7
Purchase of shares, including into ESOP (note 1)	**(1.2)**	(5.6)	(5.6)
Closing shareholders' funds	**3,051.0**	2,664.4	2,859.4

CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended 30 June 2004 Unaudited £m	Six months ended 30 June 2003 Unaudited £m	Year ended 31 December 2003 Audited £m
Net cash flow from operating activities	**84.3**	118.7	242.9
Returns on investments and servicing of finance	**(63.1)**	(55.8)	(114.7)
Taxation paid	**(12.7)**	(10.5)	(24.2)
Capital expenditure and financial investment	**6.9**	(60.2)	(106.8)
Acquisitions and disposals	**-**	2.3	2.8
Equity dividends paid	**(41.8)**	(38.3)	(74.1)
Cash outflow before use of liquid resources and financing	**(26.4)**	(43.8)	(74.1)
Management of liquid resources	**(0.4)**	5.2	4.8
Financing*	**(7.6)**	28.2	198.7
(Decrease)/increase in cash during the period	**(34.4)**	(10.4)	129.4

*** Analysis of financing cash flows**

Borrowings drawn and bonds issued	**-**	71.1	349.5
Borrowings repaid and bonds cancelled	**(9.3)**	(40.2)	(149.3)
Receipts from issuing shares, including from ESOP	**2.3**	-	-
Payments to acquire own shares	**(0.6)**	(1.5)	(1.5)
Other financing cash flows	**-**	(1.2)	-
	(7.6)	28.2	198.7

Reconciliation of net cash flow to movement in net debt

(Decrease)/increase in cash during the period	**(34.4)**	(10.4)	129.4
Net cash outflow/(inflow) from debt	**9.3**	(30.5)	(208.2)
Non cash change in net debt in respect of bond conversions	**-**	-	44.7
Other non cash change in net debt	**(0.4)**	2.2	10.4
Cash (inflow) from decrease in liquid resources	**-**	(5.2)	(4.0)
Movement in net debt during the period	**(25.5)**	(43.9)	(27.7)
Opening net debt	**(1,851.0)**	(1,823.3)	(1,823.3)
Closing net debt	**(1,876.5)**	(1,867.2)	(1,851.0)

INDEPENDENT REVIEW REPORT TO LIBERTY INTERNATIONAL PLC

Introduction

We have been instructed by the company to review the financial information which comprises the consolidated profit and loss account, consolidated balance sheet, group statement of total recognised gains and losses and reconciliation of reserves, consolidated statement of cash flows and the related notes 1 to 13. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion of the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

PricewaterhouseCoopers LLP, Chartered Accountants
London

21 July 2004

NOTES TO THE ACCOUNTS

1. Basis of preparation

The interim report is unaudited and does not constitute statutory accounts within the meaning of s240 of the Companies Act 1985.

The financial information is prepared in accordance with applicable accounting standards in the United Kingdom under the historical cost convention as modified by revaluation of properties and investments. Other than in respect of the adoption of Urgent Issues Task Force abstract 38 "Accounting for ESOP trusts" (UITF38), the accounting policies set out on pages 64 and 65 of the 2003 Annual Report, dated 11 February 2004, have been used in the preparation of this financial information.

Change of accounting policy

In accordance with UITF38 which became effective for accounting periods ending on or after 22 June 2004, consideration paid by the ESOP trust for the company's own shares is deducted in arriving at shareholders' funds. Consideration paid or received for the purchase or sale of the company's own shares by the ESOP trust is shown as a separate movement in the reconciliation of movements in shareholders' funds. The shares held by the ESOP trust are treated as if they were cancelled for the purposes of calculating earnings and net assets per share. Previously all shares held by the ESOP trust were carried as an investment at cost, less amounts written off in respect of allocations to employees. Where appropriate, previously reported figures have been restated to show the financial effect of this change in accounting policy.

2. Segmental information

Group turnover

	Six months ended 30 June 2004 Unaudited £m	Six months ended 30 June 2003 Unaudited £m	Year ended 31 December 2003 Audited £m
Property investment:			
UK shopping centres	**130.7**	126.9	259.1
Commercial properties:			
United Kingdom	**28.8**	30.4	62.8
United States	**11.7**	10.5	24.0
Property trading	**15.2**	2.5	5.4
Investment and other income	**5.8**	6.1	10.8
	192.2	176.4	362.1
Geographical analysis:			
United Kingdom	**179.4**	164.6	335.3
United States	**12.8**	11.8	26.8
	192.2	176.4	362.1

Group operating profit

	Six months ended 30 June 2004 Unaudited £m	Six months ended 30 June 2003 Unaudited £m	Year ended 31 December 2003 Audited £m
Property investment:			
UK shopping centres	**87.4**	86.1	175.9
Commercial properties:			
United Kingdom	**24.3**	24.6	47.2
United States	**7.3**	7.0	14.2
	119.0	117.7	237.3
Property trading	**8.5**	2.4	4.5

Investment and other income	**5.8**	6.1	10.8
	133.3	126.2	252.6
Administrative expenses	**(11.7)**	(12.0)	(24.8)
	121.6	114.2	227.8
Geographical analysis:			
United Kingdom	**114.5**	106.7	213.3
United States	**7.1**	7.5	14.5
	121.6	114.2	227.8

3. Exceptional profit/(loss) on disposal of fixed assets and subsidiaries

	Six months ended 30 June 2004 Unaudited £m	Six months ended 30 June 2003 Unaudited £m	Year ended 31 December 2003 Audited £m
Profit arising on disposal of investment properties	**5.8**	-	0.2
Profit arising on disposal of fixed asset investments	**0.4**	-	0.8
(Loss) arising on disposal of subsidiaries	**-**	(0.5)	-
	6.2	(0.5)	1.0

4. Net interest payable/receivable

(a) Net interest payable – recurring

	Six months ended 30 June 2004 Unaudited £m	Six months ended 30 June 2003 Unaudited £m	Year ended 31 December 2003 Audited £m
Interest payable	**(68.5)**	(65.3)	(134.3)
Interest capitalised on developments	**2.7**	1.4	3.2
Interest receivable	**3.1**	0.4	2.4
Net group interest payable	**(62.7)**	(63.5)	(128.7)
Share of interest payable by joint ventures	**(1.6)**	(1.6)	(3.0)
	(64.3)	(65.1)	(131.7)

(b) Net interest (payable)/receivable – exceptional

	Six months ended 30 June 2004 Unaudited £m	Six months ended 30 June 2003 Unaudited £m	Year ended 31 December 2003 Audited £m
Repurchase of CSC unsecured bonds	**(0.1)**	0.3	0.2
Repurchase of Liberty International convertible bonds	**-**	-	(7.3)
Early termination of interest rate hedging contracts	**-**	9.7	11.9
	(0.1)	10.0	4.8

5. Investment properties

	UK shopping centres Unaudited £m	Other commercial properties Unaudited £m	Total Unaudited £m
Completed properties at external valuation:			
At 31 December 2003 (audited)	3,655.7	854.7	4,510.4

Additions	14.2	3.9	18.1
Disposals	-	(22.5)	(22.5)
Foreign exchange fluctuations	-	(2.4)	(2.4)
Reclassification – completed developments	-	4.5	4.5
Reclassification – trading properties	-	2.7	2.7
Surplus on valuation	102.6	58.7	161.3
At 30 June 2004 (unaudited)	**3,772.5**	**899.6**	**4,672.1**
Properties under development at cost:			
At 31 December 2003 (audited) (including £3.9 million capitalised interest)	104.6	10.2	114.8
Additions	21.2	4.7	25.9
Reclassification – completed developments	-	(4.5)	(4.5)
At 30 June 2004 (unaudited) (including £6.4 million capitalised interest)	**125.8**	**10.4**	**136.2**
Investment properties			
At 30 June 2004 (unaudited)	**3,898.3**	**910.0**	**4,808.3**
At 31 December 2003 (audited)	3,760.3	864.9	4,625.2

	As at 30 June 2004 Unaudited £m	As at 31 December 2003 Audited £m	As at 30 June 2003 Unaudited £m
Geographical analysis:			
United Kingdom	**4,627.0**	4,433.1	4,236.8
United States	**181.3**	192.1	188.1
	4,808.3	4,625.2	4,424.9

Investment properties held through joint ventures are disclosed in note 6.

The group's interests in completed investment properties, including those held through joint ventures, were valued as at 30 June 2004 by external valuers in accordance with the RICS Appraisal and Valuation Standards, on the basis of market value. Market value represents the figure that would appear in a hypothetical contract of sale between a willing buyer and a willing seller.

Regional shopping centres in the UK were valued by either DTZ Debenham Thorpe Tie Leung, Chartered Surveyors or CB Richard Ellis. Other commercial properties in the UK were valued by either Knight Frank LLP or CB Richard Ellis (31 December 2003 – Matthews and Goodman or CB Richard Ellis). In the United States, properties were valued by Jones Lang LaSalle.

6. Joint Ventures

(a) Reconciliation of group share of net assets of joint ventures	**Unaudited £m**
At 31 December 2003 (audited)	74.1
Group share of total recognised gains and losses of joint ventures (see below)	6.7
Capital additions	0.1
Distributions received from joint ventures	(1.8)
At 30 June 2004 (unaudited)	**79.1**

(b) Summarised financial statements of joint ventures

	Liberty International share		
	As at 30 June 2004 Unaudited £m	As at 31 December 2003 Audited £m	As at 30 June 2003 Unaudited £m
Summarised profit and loss accounts			
Gross rental income	**3.9**	9.1	7.4
Net property investment income	**3.8**	8.1	4.1
Net interest payable	**(1.6)**	(3.0)	(1.6)

Taxation	(0.4)	(0.3)	(1.0)
Profit after taxation	1.8	4.8	1.5
Summarised statements of total recognised gains and losses			
Profit for the period	1.8	4.8	1.5
Increase in valuation of investment properties	5.0	5.2	2.1
Foreign exchange and other movements	(0.1)	(1.8)	-
Total recognised gains and losses for the period	6.7	8.2	3.6
Summarised balance sheets			
Investment properties at valuation	137.6	132.6	131.0
Development properties	11.7	10.1	7.4
Trading properties	0.5	0.5	-
Total properties	149.8	143.2	138.4
Other current assets	4.8	4.8	4.2
Gross assets	154.6	148.0	142.6
Current liabilities	(4.7)	(4.6)	(3.2)
Debt falling due after more than one year	(70.8)	(69.3)	(66.1)
Gross liabilities	(75.5)	(73.9)	(69.3)
Net assets	79.1	74.1	73.3

7. Investments

	As at 30 June 2004 Unaudited £m	As at 31 December 2003 Restated £m	As at 30 June 2003 Restated £m
Investments as previously stated		185.8	204.6
Change in accounting policy (see note 1)			
Investments – own shares		(24.6)	(25.7)
Investments – listed property shares and units at market value	162.6	161.2	178.9

8. Trading properties

The estimated replacement cost of trading properties based on market value amounted to £92.4 million (31 December 2003 – £79.1 million, 30 June 2003 – £71.3 million).

9. Creditors: amounts falling due within one year

	As at 30 June 2004 Unaudited £m	As at 31 December 2003 Restated £m	As at 30 June 2003 Restated £m
Bank loans and overdrafts (note 11)	50.8	11.2	12.0
Trade and other creditors	110.7	106.1	87.6
Accruals and deferred income	62.2	61.7	71.1
Dividends payable	39.3	41.8	35.9
	263.0	220.8	206.6

10. Creditors: amounts falling due after more than one year

	As at 30 June 2004 Unaudited £m	As at 31 December 2003 Audited £m	As at 30 June 2003 Unaudited £m
Secured			
Bank loan due 2015 – non–recourse	**528.9**	531.5	566.1
Bank loan due 2014 – non–recourse	**208.6**	208.5	208.4
Bank loan due 2011 – non–recourse	**438.8**	440.8	444.0
Bank loan due 2007 – non–recourse	**39.9**	39.8	39.8
	1,216.2	1,220.6	1,258.3
Debentures 2021 and 2027	**230.0**	230.0	230.0
Bank loan due 2016	**172.5**	172.5	172.5
Other fixed rate loans	**38.5**	79.8	82.6
	1,657.2	1,702.9	1,743.4
Unsecured			
CSC bonds 2013	**31.7**	31.7	36.0
CSC bonds 2009	**65.1**	68.6	68.4
	1,754.0	1,803.2	1,847.8
3.95% convertible bonds due 2010	**234.6**	233.9	-
6.25% subordinated convertible bonds 2006	**-**	-	63.6
Total debt falling due after more than one year (note 11)	**1,988.6**	2,037.1	1,911.4
Other creditors	**0.4**	0.6	1.0
	1,989.0	2,037.7	1,912.4

11. Debt

(a) Analysis of net debt

	As at 30 June 2004 Unaudited £m	As at 31 December 2003 Audited £m	As at 30 June 2003 Unaudited £m
Debt due within one year (note 9)	**50.8**	11.2	12.0
Debt due after one year (note 10)	**1,988.6**	2,037.1	1,911.4
Gross debt	**2,039.4**	2,048.3	1,923.4
Group share of debt of joint ventures (note 6)	**70.8**	69.3	66.1
Gross debt including share of joint ventures	**2,110.2**	2,117.6	1,989.5
Cash and near cash investments – group	**(162.9)**	(197.3)	(56.2)
Cash and near cash investments – joint ventures	**(3.5)**	(3.5)	(0.4)
Net debt (including group share of net debt of joint ventures)	**1,943.8**	1,916.8	1,932.9
Secured	**1,778.8**	1,783.4	1,821.5
Unsecured	**331.4**	334.2	168.0
Cash and near cash investments	**(166.4)**	(200.8)	(56.6)
	1,943.8	1,916.8	1,932.9

(b) Fair value of financial instruments

	As at 30 June 2004		As at 31 December 2003		As at 30 June 2003	
	Balance sheet value Unaudited	**Fair value Unaudited**	Balance sheet value Audited	Fair value Audited	Balance sheet value Unaudited	Fair value Unaudited

	£m	£m	£m	£m	£m	£m
Debentures and other fixed rate loans						
Sterling						
C&C 9.875% debenture 2027	**150.0**	**201.8**	150.0	206.7	150.0	214.0
C&C 11.25% debenture 2021	**80.0**	**115.4**	80.0	118.4	80.0	122.4
CSC 6.875% unsecured bonds 2013	**31.7**	**32.0**	31.7	33.3	36.0	36.7
CSC 5.75% unsecured bonds 2009	**65.1**	**66.7**	68.6	69.0	68.4	66.6
US Dollars						
Fixed rate loans	**79.3**	**82.7**	81.1	85.7	84.1	89.8
	406.1	**498.6**	411.4	513.1	418.5	529.5
Bank loans (LIBOR linked)						
– group	**1,398.7**	**1,398.7**	1,403.0	1,403.0	1,441.3	1,441.3
– share of joint ventures	**70.8**	**70.8**	69.3	69.3	66.1	66.1
	1,875.6	**1,968.1**	1,883.7	1,985.4	1,925.9	2,036.9
Hedging instruments	**-**	**43.0**	–	89.6	–	167.4
	1,875.6	**2,011.1**	1,883.7	2,075.0	1,925.9	2,204.3
Convertible debt	**234.6**	**249.9**	233.9	230.9	63.6	84.3

The adjustment in respect of the above, after credit for tax relief, would amount to 27p per share diluted (31 December 2003 – 38p, 30 June 2003 – 60p).

All other financial assets and liabilities included in the balance sheet are stated at fair values.

12. Provisions for liabilities and charges

	Deferred taxation Unaudited £m	Other Unaudited £m	Total Unaudited £m
At 31 December 2003 (audited)	70.9	12.9	83.8
Net charge for the period	2.8	-	2.8
Other movements	(0.2)	3.0	2.8
At 30 June 2004 (unaudited)	**73.5**	**15.9**	**89.4**

Contingent taxation

If deferred taxation were to be provided in respect of all revaluation surpluses including joint ventures, the provision would be £473.8 million (31 December 2003 – £438.6 million, 30 June 2003 – £410.0 million), assuming investment properties and investments were disposed of at 30 June 2004 at their carrying value. That amount, equivalent to 135p per share diluted, is calculated on an undiscounted basis and takes no account of the long–term deferral of the liability until eventual disposal, or of the benefit from future inflation–linked indexation allowances.

13. Per share details

(a) Number of shares used in the calculation of:

	30 June 2004 Unaudited millions	31 December 2003 Audited millions	30 June 2003 Unaudited millions
(i) Earnings per share			
Weighted average shares in issue	**321.7**	312.5	312.4
Weighted average shares held by ESOP	**(4.9)**	(5.6)	(5.7)
Weighted average shares (basic)	**316.8**	306.9	306.7
Effect of dilution	**30.0**	19.2	13.3

Weighted average shares (diluted)	**346.8**	326.1	320.0

(ii) Net assets per share

Basic, as previously stated	**321.7**	321.8	312.3
Held by ESOP (note 1)	**(4.5)**	(5.2)	(5.5)
Basic, restated	**317.2**	316.6	306.8
To be issued on conversion of bonds	**30.0**	30.0	13.3
On exercise of options	**4.9**	5.1	5.4
Diluted	**352.1**	351.7	325.5

(b) Earnings used in the calculation of earnings per share

Earnings per share before exceptional items (adjusted) excludes the deferred tax charge in respect of capital allowances which are not expected to reverse.

	Six months ended 30 June 2004 Unaudited £m	Six months ended 30 June 2003 Unaudited £m	Year ended 31 December 2003 Audited £m
Earnings used for calculation of basic earnings per share	**50.0**	46.4	80.6
Less exceptional items, net of tax	**(5.9)**	(6.3)	(4.2)
Add back deferred tax in respect of capital allowances	**2.7**	2.8	7.9
Earnings used for calculation of earnings per share before exceptional items (adjusted)	**46.8**	42.9	84.3
Earnings used for calculation of basic earnings per share	**50.0**	46.4	80.6
Effect of dilution	**4.0**	1.0	3.5
Earnings used for calculation of diluted earnings per share	**54.0**	47.4	84.1

(c) Net assets per share

Net assets per share (adjusted) excludes the provision for deferred tax in respect of capital allowances which are not expected to reverse.

	As at 30 June 2004 Unaudited £m	As at 31 December 2003 Restated £m	As at 30 June 2003 Restated £m
Basic net asset value as previously stated		2,886.2	2,692.3
Change of accounting policy (see note 1)		(26.8)	(27.9)
Basic net asset value (restated)	**3,051.0**	2,859.4	2,664.4
Add back additional deferred tax on capital allowances	**69.5**	67.1	63.5
Adjusted net asset value	**3,120.5**	2,926.5	2,727.9
On conversion of bonds	**234.6**	233.9	63.6
On exercise of options	**27.3**	26.2	27.3
Diluted, adjusted net asset value	**3,382.4**	3,186.6	2,818.8

(d) Other share information

(i) Convertible bonds

	In issue 30 June 2004 £m	Conversion price	Callable from
3.95% convertible bonds 2010	**240.0**	800p	14 October 2008

The convertible bonds may be redeemed at par on 30 September 2007 at the option of the bondholders.

(ii) Movement in ordinary share capital	Number millions
At 31 December 2003 (audited)	321.8
Market repurchases	(0.1)
At 30 June 2004 (unaudited)	**321.7**
Of which, held by ESOP trust and treated as cancelled:	4.5

FINANCIAL REVIEW FOR THE SIX MONTH PERIOD TO 30 JUNE 2004

REVENUE RESULTS

Group operating profit, which is a key measure of underlying performance, increased by 6.0 per cent to £125.4 million from £118.3 million.

Profit on ordinary activities before taxation increased by 7.2 per cent to £67.2 million from £62.7 million and, removing the effect of exceptional items, **profit on ordinary activities before tax and exceptional items** increased by 14.8 per cent to £61.1 million from £53.2 million.

The growth in **group operating profit** reflected like-for-like rental growth of £1.1 million (0.9 per cent) which was relatively subdued due to the low number of shopping centre rent reviews flowing through from 2003 and the impact of difficult letting conditions for the commercial portfolio. Within operating profit, the contribution from **property trading** was £8.5 million (including a £6.8 million trading profit on the sale of land at Braehead) compared to £2.4 million for 2003 and the **share of operating profit of joint ventures** decreased to £3.8 million compared to £4.1 million for 2003. **Investment and other income** decreased to £5.8 million from £6.1 million and largely comprises the dividends received from the investments in Great Portland Estates and from the New Star Property Unit Trust, where our interest has reduced to £29 million, approximately half that for the comparative period.

Exceptional items, material items which need to be disclosed by virtue of their size or incidence but are nevertheless included in the results for the period, have had a significant impact on the presentation and interpretation of the revenue results in recent years. Exceptional items are, by their nature, likely to be erratic and changes in the size and nature of exceptional items can complicate direct comparison of one period with another.

Net exceptional profits before tax of £6.1 million for the period ended 30 June 2004 were considerably lower than the £9.5 million for the period to 30 June 2003. In 2003, exceptional profits arose primarily from financing and treasury activities and in the current year from sales of investment properties.

Administrative expenses decreased to £11.7 million from £12.0 million principally as a result of non-recurring reorganisation and rationalisation costs in 2003.

Net interest payable decreased marginally to £64.3 million from £65.1 million, reflecting the relatively small change in net debt during the period and the savings resulting from the low

rate convertible debt issued late in 2003 and the conversion of £42.6 million 6.25 per cent convertible bonds 2006 into 9.5 million additional shares on 31 December 2003.

The **tax charge** before exceptional items and before deferred tax on capital allowances (FRS19 adjusted) amounted to 23.4 per cent (year ended 31 December 2003 - 19.1 per cent). This represents the true underlying tax payable on revenue profits. The low tax charge reflects untaxed dividend income and lower overseas taxes. The rate increased from that for 2003 which also benefited from the utilisation of tax losses. Provision for tax on exceptional items and deferred tax in respect of capital allowances increased the group's reported tax charge to 25.7 per cent (2003 – 26.7 per cent).

The interim **dividend per share** increased by 5.5 per cent to 12.4p per share in line with our policy of distributing substantially all of the group's recurring net income. **Earnings per share before exceptional items (adjusted)**, sometimes referred to as "headline earnings", increased by 5.5 per cent to 14.77p. Basic **earnings per share** increased by 4.4 per cent from 15.13p to 15.80p.

BALANCE SHEET

Investment properties, including holdings through joint ventures, increased to £4,958 million from £4,768 million at December 2003. After disposals including Ghirardelli Square, net additions amounted to £24 million, reflecting primarily expenditure on the Red Mall extension at the MetroCentre and completion of the improvements and refurbishments at Lakeside. The valuation surplus arising in the period to 30 June 2004 amounted to £166 million. Investment properties are valued after deducting purchasers' costs amounting to £156 million in aggregate, equivalent to 44p per share (diluted).

Listed investments increased to £162.6 million from £161.2 million (restated for the revised treatment of Investment in Own Shares – see note 1) reflecting an increase in the market value of the investment in Great Portland Estates and a further reduction in the level of the holding in the New Star Property Unit Trust.

Shareholders' funds increased to £3,051 million from £2,859 million (restated for the revised treatment of Investment in Own Shares – see note 1) and **net assets per share** (diluted, adjusted) increased to 961p from 906p, mostly as a result of the valuation surpluses on investment properties and joint ventures of £166 million arising during the period.

FINANCIAL MANAGEMENT

Aggregate net debt at 30 June 2004, including the group's share of joint ventures' net borrowings, increased to £1,944 million (December 2003 - £1,917 million) with the movement of £27 million primarily attributable to net additions to investment properties.

Financial Ratios

The group's main internal constraints are that, at currently prevailing property yields and interest rates, interest cover should be maintained at a level in excess of 1.6 times and debt to assets at less than 50 per cent. In fact, at 30 June 2004, interest cover increased to 1.95 times and the ratio of net debt to assets reduced to 38 per cent from 39 per cent.

Maturity and Interest Rate Profile of Debt

The group's policy is to eliminate substantially all exposure to interest rate fluctuations in order to reduce the variability of long-term cash flows. During the period short-term interest rates in the UK rose from 3.75% to 4.50% reflecting concern of the Bank of England Monetary Policy Committee over inflationary pressures within the economy. This is in sharp

contrast to the deflationary and recessionary concerns prevalent up to the end of last year. The potential for interest rates to rise was partially discounted by the market in longer term swaps and the ten year swap rose by 0.40 percentage points to 5.45 per cent over the same period. The term structure of rates has been such that it is still possible to secure fixed rates at levels close to those available at the end of last year. Since 1 January £250 million of interest rate swaps were entered into, effectively extending the period of fixed rate cover for the period from 2011 to 2031 at an average rate of 5.03%.

During the period to 2010, substantially all interest payments, including those in respect of debt which is expected to arise as a result of committed capital expenditure, are at fixed rates. This proportion now reduces to around 60 per cent of all payments by 2014, (previously around 50 per cent). Expenditure on the potential developments in the pipeline would decrease this proportion considerably and so, as the potential developments become more probable capital commitments, the level of hedging will be increased accordingly.

Committed capital expenditure at 30 June 2004 amounted to £280 million while capital expenditure on potential projects amounted to a further £1,000 million. At 30 June 2004 the group's cash resources amounted to £163 million and undrawn committed borrowing facilities available to the group in respect of which all conditions precedent had been met amounted to £700 million. In addition, the completion of a $95 million 7 year non-recourse facility secured on the Serramonte Shopping Center, Daly City, California, increased the facilities available to the group by a further $31 million. The weighted average maturity of debt was 10 years and the weighted average lease maturity 11 years.

The weighted average interest rate payable on group debt was 6.5 per cent at 30 June 2004 (6.1 per cent excluding the historic £230 million first mortgage debenture stocks issued in a different interest rate environment between 1987 and 1991).

Contingent Taxation

In accordance with FRS 19 "Deferred Tax", the group only provides for deferred taxation on timing differences other than those arising in respect of valuation surpluses on investment properties held for the long-term. The potential amount of taxation which would have been payable if all valuation surpluses had been realised at the balance sheet date amounted to £474 million (December 2003 – £439 million), equivalent to 135p (December 2003 – 125p) per share.

Fair Value of Debt and Financial Instruments

The fair value of debt and financial instruments, excluding convertible debt, exceeded the balance sheet value by £135 million at 30 June 2004, equivalent to 27p per share after credit for tax relief (December 2003 - £191 million, 38p per share after credit for tax relief). Interest rates in general rose over the period and in particular the 10-year interest rate swap, which represents a suitable benchmark for the group's fixed rate obligations, increased from 5.05 per cent to 5.45 per cent.

Foreign Exchange

The group's net exposure to US dollars of approximately $50 million at the start of the year was fully hedged during the first quarter of 2004 approximately at the preceding year's closing rate. Again, the exceptional performance of the US assets has contributed to an increase in US dollar net assets, and around $18 million of net investment was unhedged at 30 June 2004.

Accounting Issues

International Financial Reporting Standards ("IFRS") are due to become mandatory for all listed companies within the European Union from 2005. The group currently expects to prepare the financial statements for the year ending 31 December 2005 in compliance with IFRS. The process of evaluating the impact of the changes is continuing and progress has been made by the business community and our industry sector to reach consensus and establish best practice as to how the standards should be applied.

Preparatory work will continue over the coming year given the requirement that the group will report under IFRS for the first time when it announces the interim results for the period to 30 June 2005. It is expected that a restated 2004 Profit and Loss Account and Balance Sheet will be published at some point prior to the 2005 Interim Results so that all interested parties will have time to absorb and interpret the scope of the changes brought about by the transition to IFRS.

Aidan Smith
Finance Director
21 July 2004

ANALYSIS OF NET PROPERTY INVESTMENT INCOME FOR THE SIX MONTHS ENDED 30 JUNE 2004

	Total	Shopping Centres	Other Commercial	
			UK	USA
	£m	£m	£m	£m
Group net property investment income six months ended 30 June 2003	117.7	86.1	24.6	7.0
Add: held through joint ventures	4.1	3.2	-	0.9
Six months ended 30 June 2003	121.8	89.3	24.6	7.9
Foreign Exchange	(0.8)	-	-	(0.8)
Sold properties	(0.8)	(0.2)	(0.2)	(0.4)
Developments, major capex and acquisitions	(0.6)	(0.5)	(0.1)	-
Adjusted to 30 June 2003	**119.6**	**88.6**	**24.3**	**6.7**
Like for like growth	**1.1**	**1.0**	**(0.3)**	**0.4**
Adjusted to 30 June 2004	**120.7**	**89.6**	**24.0**	**7.1**
Sold properties	0.7	-	-	0.7
Developments, major capex and acquisitions	1.4	1.1	0.3	-
Six months ended 30 June 2004	122.8	90.7	24.3	7.8
Less: held through joint ventures	(3.8)	(3.3)	-	(0.5)
Group net property investment income	**119.0**	**87.4**	**24.3**	**7.3**
Like for like growth	**0.9%**	**1.1%**	**(1.2)%**	**6.0%**